December 21, 2004

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

RE:       SEC Comment Letter dated December 10, 2004

The Clorox Company, Form 10-Q for the Quarter Ended September 30, 2004

File Number 1-7151

Dear Mr. Decker:

In connection with your review of the The Clorox Company’s (the “Company”) Form 10-Q for the quarter ended September 30, 2004, we respectfully submit the following response to the comments included in your letter of December 10, 2004.

We understand that you will be reviewing our responses and may have additional comments.  We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.  Please feel free to call us at the telephone numbers listed at the end of this letter.

QUESTIONS REGARDING SHARE EXCHANGE AGREEMENT

Question:  How did you determine the value of the businesses and joint venture being transferred to be $745 million?

Response:  The value of the transaction was determined based upon arms length negotiations between the parties. The bargained value of the shares was $46.25 per share and the bargained value of the businesses and joint venture was $745 million. The value of the businesses was determined by the parties supported by traditional valuation methodologies, including discounted cash flow calculations, sales multiples and EBITDA multiples.The resulting sales and EBITDA multiples of the transferred businesses (excluding the joint venture) were 3.9 and 7.3 respectively.  The parties negotiated a value for the Company’s share in the joint venture consistent with the Company’s expected share of the cash flow from the venture.

Question:  How did you arrive at an estimated gain on the transfer?

Response:  The estimated gain was determined by subtracting the historical cost of the exchanged businesses and joint venture, and related transaction costs, from the fair value of the exchanged businesses and joint venture.  The transaction is not subject to income tax and therefore a tax provision was not recognized in connection with the gain.

Question:  What specific accounting literature did you use to account for this transaction?

Response:  We referred to the following guidance to account for this transaction:

APB #29 and EITF 01-02, - This guidance states that a transfer of non-monetary assets to a shareholder should be recorded at the fair value of the assets transferred and that a non-pro rata split-off of a business should be accounted for at fair value.

AICPA Technical Practice Aid (TIS 4110.09), Costs Incurred to Acquire Treasury Stock –In accordance with this guidance, we included transaction costs directly related to the acquisition of treasury shares as part of the cost of the share acquisition.

* * * * * * *

In addition, the Company acknowledges that:

It is responsible for the adequacy and accuracy of the disclosures in its filings;

It is the Commission’s position that comments from the SEC staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It is the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Contact Information

If you have any questions or need any additional information, please contact Tom Johnson at (510) 271 2873, John Kresich at (510) 271 3127 or me at (510) 271 7377.

Sincerely,

/s/ DANIEL J. HEINRICH

Daniel J. Heinrich

cc:

Peter Bewley              Senior Vice President--General Counsel

Thomas Johnson            Vice President--Controller

John Kresich             Vice President--Assistant Controller

Pamela Fletcher            Vice President--Secretary

Nudrat Salik                 Securities and Exchange Commission

            Ernst & Young